NOVA VISION ACQUISITION CORP.

2 Havelock Road #07-12

Singapore 059763

Via Edgar

August 14, 2023

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Nova Vision Acquisition Corp. (the “Company”)

Amendment No. 1 to Form 10-K

Filed June 30, 2023

Form 8-K filed August 7, 2023

File No. 001-40713

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated August 11, 2023 (the “Staff’s Letter”) regarding the Company’s Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) and Form 8-K filed on August 7, 2023.

In order to facilitate the review by the Commission’s staff (the “Staff”), we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2022

Exhibit Index, page 36

1.	We note the certification included in Exhibit 31 does not include paragraph 4(b) referring to the design of internal control over financial reporting. Please amend your Form 10-K to include certifications containing the language precisely as set forth in Item 601(b)(31) of Regulation S-K. Your amendment may include the cover page, explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of the certification. Refer to Question 246.13 of the Regulation S-K C&DIs. This comment also applies to your subsequently filed Forms 10-Q.

Response: We respectfully advise the Staff that the Company is filing an amendment to the Form 10-K and an amendment to the Form 10-Q contemporaneously to attach an updated Exhibit 31 certification.

Form 8-K filed August 7, 2023

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or

Completed Interim Review

2.	You state MaloneBailey, LLP notified you that your financial statements for the year ended December 31, 2022 and 2021 should be restated and should no longer be relied upon. However, you also state the company determined the errors required adjustment to the financial statements. Please revise to clarify whether MaloneBailey, LLP or the company identified the errors. To the extent MaloneBailey, LLP identified the errors, pursuant to Item 4.02(c) of Form 8-K, you must provide MaloneBailey, LLP with a copy of the disclosures included in your Item 4.02 Form 8-K filing and request that they furnish to you as promptly as possible, a letter addressed to the Commission stating whether they agree with your statements and, if not, stating the respects in which they do not agree. Please amend your filing to include such letter from MaloneBailey, LLP as Exhibit 7, if applicable, or revise to clarify who identified the error. Refer to Item 601(b)(7) of Regulation S-K.

Response: We respectfully advise the Staff that the Company is filing an amendment to the Item 4.02 Form 8-K contemporaneously to clarify and to include a letter from Malone Bailey, LLP as Exhibit 7.1.

Please reach Lawrence Venick, the Company’s outside counsel at +852 5600 0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Eric Ping Hang Wong
Nova Vision Acquisition Corp.
Chief Executive Officer